EXHIBIT 21.6

Shantou Vibro-Tech Industrial and Development Company , Inc.

Transfer of Shares Contract

Cansun Pacific International Investments Corporation Canada (hereinafter called "the First Party") and Shantou Nandou Construction Development Headquarters (hereinafter called "the Second Party") signed the "Shantou Vibro Tech Industrial and Development Company, Inc. Contract" on January 25, 1996. In accordance with Article 2, Section 9 it states that the investment proportions of the First and Second Parties is 8:2. According to both Parties' specific conditions and requirements, after thorough discussions, the First Party agreed to transfer 5% of Shantou Vibro Tech Industrial and Development Company, Inc. to the Second Party and 15% shares to Shantou Wan Run Trade Development Ltd. (hereinafter called the "Third Party").

After transferring the shares, the new shareholding percentages among the three parties is as follows: 60% shares are owned by the First Party; 25% shares are owned by the Second Party; 15% shares are owned by the Third Party. The investment capital and registered capital as set out in the executed contract would remain unchanged. The various parties should inject the investment capital and the distribution of the Company's profits and any risks would be borne according to this new proportion.

First Party: Cansun Pacific International Investments Corporation Canada Company Stamp /s/ Chinese signature

Second Party: Shantou Nandou Construction Development Headquarters Company Stamp /s/ Chinese signature

Third Party: Shantou Wan Run Trade Development Ltd.
Company Stamp  /s/ Chinese signature